UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of February 28, 2003

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2

N-0240 OSLO 2

NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F_X__Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____No_X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________

The Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Board seeks authority for share buyback

Oslo (2003-02-28): The Board of Norsk Hydro ASA will ask the company's Annual General Meeting for authorisation to buy back shares.

Under this authorisation, the Board may buy up to 2 808 810 of the company's own shares in the market, over the 18 months period commencing 8 May 2003. Each share may be purchased at prices ranging from NOK 100 to NOK 500 per share. The General Meeting will subsequently be invited to approve cancellation of the purchased shares, with a corresponding writedown of the share capital.

Based on an agreement with the Norwegian State, Norsk Hydro's largest shareholder, the subsequent General Meeting will also be invited to approve cancellation of a proportional part of the State's shares. The State's ownership share will therefore remain unaffected by the buyback. The compensation for the State's shares will be determined by the average price paid in the market for the rest of the shares, plus an interest based on NIBOR + 1 percent, calculated from the dates of acquisition of the corresponding shares.

In total, up to 5 million shares may be cancelled, equivalent to 1.8 percent of the outstanding shares.

The decision on cancellation must be made with a majority vote of 2/3 of the shares represented at the General Meeting.

SIGNATURES

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

/s/ Idar Eikrem

Senior Vice President Corporate, Accounting and Consolidation

February 28, 2003